BYLAWS

OF

KOOLBRIDGE SOLAR, INC.

ARTICLE I
Offices

Section 1.   Principal and Registered Offices.   The principal office of the Corporation shall be located at such place as the Board of Directors may specify from time to time. The registered office of the Corporation shall be located at 710-B Waynick Boulevard, Wrightsville Beach, New Hanover County, North Carolina 28480, or at such other place or places, within the State of North Carolina, as shall be determined by the Board of Directors.

Section 2.   Other Offices.   The Corporation may have offices at such other places, either within or without the State of North Carolina, as the Board of Directors may from time to time determine.

ARTICLE II
Meetings of Stockholders

Section 1.   Place of Meeting.   Meetings of stockholders shall be held at the principal office of the Corporation or at such other place or places, either within or without the State of North Carolina, as shall be determined by the Board of Directors. Notwithstanding the foregoing, the Board of Directors may determine that meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication in accordance with Section 10 of this Article IL

Section 2.   Annual Meetings. The annual meeting of stockholders shall be held on the first Tuesday of December of each calendar year for the purpose of electing directors of the Corporation and the transaction of such other business as may be properly brought before the meeting.

Section 3.   Substitute Annual Meeting.   If the annual meeting is not held on the day designated by these bylaws, a substitute annual meeting may be called in accordance with Section 4 of this Article II. A meeting so called shall be designated and treated for all purposes as the annual meeting.

Section 4.   Special Meetings.   Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute or the certificate of Incorporation, may be called by the Chairman of the Board alone or by the Secretary at the request in writing of stockholders owning a majority in amount of the entire capital stock of the corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the proposed meeting to the extent required by North Carolina law.

Section 5.   Notice of Meetings.   Written or printed notice, stating the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, briefly describing the purpose or purposes of the meeting, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting, to each stockholder of record entitled to vote at the meeting, by delivering a written notice thereof to such stockholder by (i) personal delivery, (ii) mailing such notice in a postage prepaid envelope directed to such stockholder at the address of such stockholder as it appears on the stock records of the Corporation, (iii) facsimile telecommunication of such notice to a number at which such stockholder has consented to receive notices, (iv) electronic mail of such notice to an electronic mail address at which such stockholder has consented to receive notices, or (v) by posting such notice on an electronic network together with separate notice to such stockholder of such specific posting by means of (i), (ii), (iii) or (iv) above. It shall be the primary responsibility of the Secretary to give the notice, but notice may be given by or at the direction of the Chairman of the Board. If a matter (other than the election of directors) is to be considered at an annual meeting on which a vote of stockholders is required by law or otherwise, notice shall be given as if the meeting were a special meeting. If any stockholder shall, in person or by attorney thereunto authorized, electronically or in writing waive notice of any meeting of the stockholders, whether prior to or after such meeting, notice thereof need not be given to him. Notice of any adjourned meeting of the stockholders shall not be required to be given, except where expressly required by law.

Section 6.   Proxies.   A stockholder may attend, represent, and vote such stockholder' s shares at any meeting in person, or be represented and have such stockholder's shares voted for by a proxy which such stockholder has duly executed in writing. No proxy shall be valid after three (3) years from the date of its execution unless a longer period is expressly provided in the proxy. Each proxy shall be revocable unless otherwise expressly provided therein or unless otherwise made irrevocable by law.

Section 7.   Quorum.   Except as otherwise provided by law, the holders of a majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. In the absence of a quorum, the Chairman of the Board or the Secretary, if the Chairman is disabled, shall have the power to adjourn the meeting from time to time until a quorum shall be constituted. At any such adjourned meeting at which a quorum shall be present, any business may be transacted which might have been transacted at the meeting as originally called. When a quorum is once present to organize a meeting, the stockholders present may continue to do business at the meeting or at any adjournment thereof notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Section 8.   Voting of Shares.   Each outstanding share of voting capital stock of the Corporation shall be entitled to one vote on each matter submitted to a vote at a meeting of the stockholders, except as otherwise provided in the certificate of incorporation. The vote by the holders of a majority of the shares voted on any matter at a meeting of stockholders at which a quorum is present shall be the act of the stockholders on that matter, unless the vote of a greater number is required by law, by the certificate of incorporation, or by these bylaws. Voting on all matters shall be by voice vote or by a show of hands, unless the holders of a majority of the shares represented at the meeting shall demand a vote by written ballot on a particular matter.

Section 9.   Action Without Meeting.   Any action which the stockholders could take at a meeting may be taken without a meeting if a consent in writing, setting forth the action taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. A facsimile or other electronic transmission consenting to an action to be taken which is transmitted by a stockholder, proxy holder or person or persons authorized to act on behalf of a stockholder or proxy holder shall be deemed to be a written and signed consent, provided that such facsimile or other electronic transmission meets the requirements set forth in Section 228(d)(l) of the General Corporation Law of North Carolina. All written or electronic consents shall be filed with the Secretary of the Corporation as part of the corporate records. Such written or electronic consents shall have the same force and effect as a vote of stockholders, and may be stated as such in any articles, certificates or documents filed with the North Carolina Division of Corporations (the "Secretary of State of North Carolina"), or any other state wherein the Corporation may do business.

Section 10.   Meeting by Use of Remote Communication.   If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication (i) participate in such meeting of stockholders and (ii) be deemed present in person and vote at such meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided, however, that (a) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at such meeting by means of remote communication is a stockholder or proxy holder, (b) the Corporation shall implement reasonable measures to provide such stockholder and proxy holders with a reasonable opportunity to participate in such meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of such meeting substantially concurrently with such proceedings, and (c) if any stockholder or proxy holder votes or takes other action at such meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 11.   Record Date.   The Board of Directors may fix, in advance, a date as the record date for the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or stockholders entitled to receive payment of any dividend or the allotment of any rights, or in order to make a determination of stockholders for any other proper purpose. Such date, in any case, shall be not more than sixty (60) days, and in case of a meeting of stockholders not less ten (10) days, prior to the date on which the particular action requiring such determination of stockholders is to be taken. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting unless the Board of Directors fixes a new record date for the adjourned meeting. If the stock transfer books are not closed, and no record date is fixed for the determination of stockholders, or of stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed, or the date on which the resolution of the Board of Directors declaring the dividend is adopted, as the case may be, shall be the record date for the determination of stockholders.

Section 12.   Record Date.   List of Stockholders. It shall be the duty of the Secretary or other officer of the Corporation who shall have charge of the stock records, either directly or through a transfer agent appointed by the Board of Directors, to prepare and make, at least ten (10) days before every stockholders meeting, a complete list of stockholders entitled to vote at such meeting arranged in alphabetical order. Such list shall be open to the examination of any stockholder at the principal office of the Corporation for said ten (10) days before such meeting, and shall be produced and kept at the time and place of the meeting during the whole time thereof and shall be subject to the inspection of any stockholder who may be present. The stock records of the Corporation shall be the only evidence of who are the stockholders entitled to examine such list or the books of the Corporation or to vote in person or by proxy at such meeting. Information contained in the list may only be used by a stockholder for a proper corporate purpose and may not be disclosed to third parties. The Corporation shall not be required to provide a copy of the list of stockholders to any person.

ARTICLE III
Board of Directors

Section 1.   General Powers   The business and affairs of the Corporation shall be managed by the Board of Directors except as otherwise provided by law, by the certificate of incorporation of the Corporation or by these bylaws.

Section 2.   Number, Term and Qualification.   The Board of Directors of the Corporation shall consist of at least one (1) and no more than seven (7) directors, or such other number of members determined, from time to time, by a vote of stockholders who hold a majority of the shares then entitled to vote. Each director, other than the Chairman of the Board, shall hold office until the next annual meeting of stockholders and until a successor is elected and qualified, or until such director's death, resignation or removal pursuant to these bylaws. The Chairman, as an officer of the corporation, is elected by the Board every three (3) years to a three (3) year term pursuant to Article III, Section 2 herein. Directors need not be residents of the State of North Carolina or stockholders of the Corporation.

Section 3.   Removal.   Any director may be removed from office with or without cause by the affirmative vote of the holders of a majority of all the shares of stock outstanding entitled to vote at a special meeting of the stockholders called for such purposes.

The Chairman can only be removed at the Annual Shareholder's Meeting at the end of his or her three (3) year term.

        Section 4.   Resignation.   Any director of the Corporation may resign at any time by giving written notice to the Chairman of the Board. In the event the Chairman is disabled, the Secretary of the Corporation may accept the resignation of a director. The resignation of any director shall take effect upon receipt of notice thereof or at such later time as shall be specified therein. The acceptance of such resignation shall not be necessary to make it effective.

        Section 5.   Vacancies.   Any vacancy in the Corporation's Board of Directors may be filled by a majority vote of the remaining directors. The stockholders may elect a director at any time to fill a vacancy not filled by the directors.

        Section 6.   Compensation.   The directors shall not receive compensation for their services as such, except that the directors shall be entitled to be reimbursed for any reasonable expenses paid by them by reason of their attendance at any regular or special meeting of the Board of Directors or any of its committees, and, by resolution of the Board of Directors, the directors may be paid fees, which may include but are not limited to fees for attendance at meetings of the Board or any of its committees. Any director may serve the Corporation in any other capacity and receive compensation therefore.

ARTICLE IV
Meetings of Directors

        Section 1.   Annual and Regular Meetings.   The annual meeting of the Board of Directors for the purpose of electing officers and transacting such other business as may be brought before the meeting shall be held immediately following the annual meeting of the stockholders. The Board of Directors may by resolution provide for the holding of regular meetings of the Board on specified dates and at specified times. If any date for which a regular meeting is scheduled shall be a legal holiday, the meeting shall be held on the next business day that is not a legal holiday or on a date designated in the notice of the meeting during either the same week in which the regularly scheduled date falls or during the preceding or following week. Regular meetings of the Board shall be held at the principal office of the Corporation or at such other place, either within or without the State of North Carolina, as may be designated in the notice of the meeting. Notice of annual meetings or any regular meetings held at the regular scheduled time shall not be required.

        Section 2.   Special Meetings.   Special meetings of the Board of Directors shall be called by the Chairman of the Board on at least three (3) days prior notice to each director, either personally or by mail or by telegram or by electronic transmission. Such meetings shall be held in the principal office of the Corporation or at such other place, either within or without the State of North Carolina as may be designated in the notice of the meeting and at the time designated in the notice of the meeting.

Section 3. Notice of Meetings. Notice is required for all special meetings and any other meetings not held at the regularly scheduled times. Unless otherwise provided in these bylaws, the Secretary or other person or persons calling a meeting for which notice is required shall give notice by (i) mail or facsimile at least five (5) days before the meeting, or (ii) telephone or electronic transmission at least twenty-four (24) hours before the meeting. Notice of the time, place and purpose of such meeting may be waived in writing before or after such meeting, and shall be equivalent to the giving of the notice. Attendance by a director at a meeting for which notice is required shall constitute a waiver of notice, except where a director attends the meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called. Except as otherwise provided in these bylaws, neither the business to be transacted, nor the purpose of any regular or special meeting of the Board of Directors, need be specified in notice of such meeting.

Section 4. Quorum. A majority of the directors in office shall constitute a quorum for the transaction of business at a meeting of the Board of Directors, but a smaller number may adjourn the meeting from time to time until a quorum shall be present. Any regular or special directors' meeting may be adjourned from time to time by those present, whether a quorum is present or not.

Section 5. Manner of Acting. Except as otherwise provided by law, these bylaws or the certificate of incorporation of the Corporation or otherwise, the act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 6. Action Without Meeting. Any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee. Such unanimous consent shall have the same force and effect as a unanimous vote at a meeting, and may be stated as such in any articles, certificates or documents filed with the Secretary of State of North Carolina, or any other state wherein the Corporation may do business.

Section 7. Meeting by Use of Communications Equipment. Any one or more directors or members of a committee may participate in a meeting of the Board or any of its committees by means of a conference telephone or other communications equipment which allows all persons participating in the meeting to hear each other, and such participation in a meeting shall be deemed presence in person at such meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened.

ARTICLE V
Committees

Section 1. Designation of Committees. The Chairman may designate one or more committees, including without limitation, the executive Committee, the Audit Committee, and the Compensation Committee, each such committee to consist of two (2) or more of the directors of the Corporation. The Chairman may designate two (2) or more directors as alternate members of any committee, which alternates may replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in these bylaws or in the resolution of the Board of Directors establishing the same, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation; provided, however, that no such committee shall have power or authority (i) to approve or adopt, or recommend to the stockholders of the Corporation, any action or matter expressly required by the General Corporation law of the State of North Carolina to be submitted to the stockholders for approval, (ii) adopt, amend or repeal any bylaw of the Corporation, (iii) authorize distributions, (iv) approve a plan of merger not requiring stockholder approval, (v) authorize or approve the reacquisition of shares, except according to a formula or method prescribed by the Board of Directors, and (vi) authorize or approve the issuance of, sale or contract for sale of shares, or determine the designation and relative rights, preferences and limitations of a class or series of shares, except that the Board of Directors may authorize the executive Committee (or a senior executive officer of the Corporation) to do so within limits specifically prescribed by the Board of Directors.

Section 2. Minutes. Each committee shall keep minutes of its proceedings and shall report to the Chairman of the Board, who, after having approved them, shall submit them to the Board of Directors at or before the next meeting of the Board.

Section 3. Meetings. The provisions of Article IV governing meetings of the Board of Directors, action without meeting, notice, waiver of notice and quorum and voting requirements shall apply to the committees of the Board of Directors.

ARTICLE VI
Officers

Section 1. Titles. The officers of the Corporation shall be elected by the Board of Directors and may consist of a Chairman of the Board, Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Secretary and Treasurer. The Board of Directors may also elect one or more Vice Presidents, a Controller, one or more Assistant Secretaries, one or more Assistant Treasurers, one or more Assistant Controllers, and such other officers as it shall deem from time to time necessary. Except as otherwise provided in these bylaws, the additional officers shall have the authority and perform the duties as from time to time may be prescribed by the Board of Directors or by the Chairman or the Board (to the extent that such officer is authorized by the Board of Directors or these bylaws to prescribe the authority and duties of officers). The same individual may hold any two (2) or more offices, but no officer may act in more than one capacity where action of two or more officers is required.

Section 2.   Election and Term.   The officers of the Corporation shall be elected by the Board of Directors at the regular meeting of the Board held each year immediately following the annual meeting of the stockholders. Each officer, other than the Chairman of the Board, shall hold office until the next regular meeting at which officers are to be elected and until a successor is elected and qualifies or until such officer's death, resignation, or removal pursuant to these bylaws. The Chairman of the Board shall be elected following the first annual meeting of the stockholders for a three (3) year term and for successive three (3) year terms thereafter.

Section 3.   Removal.   Any officer or agent elected or appointed by the Board of Directors may be removed by the Board whenever in its judgment the best interests of the Corporation will be served, but removal shall be without prejudice to any contract rights of the individual removed. Election or appointment of an officer, other than the Chairman of the Board, or agent shall not of itself create contract rights. The election of the Chairman every three (3) years shall create a contractual right to employment for three (3) years at the negotiated starting base salary as the minimum salary for the position of Chairman.

Section 4.   Vacancies.   Vacancies among the officers may be created and filled by the Board of Directors.

Section 5.   Compensation.   The compensation of agents and officers of the Corporation and all other terms of employment of the officers of the Corporation shall be fixed by the disinterested members of the Board of Directors. No officer shall be prevented from receiving such compensation by reason of the fact that such officer is also a director of the Corporation.

Section 6.   Chairman of the Board.   The Chairman of the Board shall preside at meetings of the Board of Directors and the stockholders. The Chairman of the Board shall be in general charge of the external affairs of the Corporation in the ordinary course of its business. The Chairman of the Board may perform such acts, not inconsistent with the applicable law or the provisions of these bylaws, as may be performed by the chief executive officer of a corporation and may sign and execute all authorized notes, bonds, contracts, agreements and other obligations in the name of the Corporation. The Chairman of the Board shall have such other powers and perform such other duties as the Board of Directors shall designate or as may be provided by applicable law or elsewhere in these bylaws.

Section 7.   Chief Executive Officer.   The Chief Executive Officer, if such officer is elected, shall have such powers and perform such duties as the Board of Directors or the Chairman of the Board shall designate or as may be provided by applicable law or elsewhere in these bylaws. Subject to the direction and authority of the Chairman of the Board, the Chief Executive Officer shall be in general charge of the affairs of the Corporation in the ordinary course of its business. In the absence of the Chairman of the Board or at such officer's direction, the Chief Executive Officer shall preside at meetings of the stockholders. The Chief Executive Officer may perform such acts, not inconsistent with the applicable law or the provisions of these bylaws, as may be performed by the president of a corporation and may sign and execute all authorized notes, bonds, contracts, agreements and other obligations in the name of the Corporation. Should the Board of Directors elect not to fill the office of Chief Executive Officer, or to the extent there is a vacancy in such office, references to "Chief Executive Officer" in these bylaws shall be deemed to be references to "Chairman of the Board," which officer shall have the powers and perform the duties of the Chief Executive Officer.

Section 8. President. The President shall have such duties and responsibilities as designated by the Chief Executive Officer and shall report to the Chief Executive Officer.

Section 9. Chief Operating Officer. The Chief Operating Officer shall have such duties and responsibilities as designated by the Chief Executive Officer and shall report to the Chief Executive Officer.

Section 10. Chief Financial Officer. The Chief Financial Officer shall have such duties and responsibilities as designated by the Chief Executive Officer and shall report to the Chief Executive Officer.

Section 11. Vice Presidents. The Vice Presidents, if such officers are appointed, shall have such powers and perform such other duties as may be assigned by Chairman of the Board, the President or the Board of Directors. The senior ranking Vice President who is present and able to act shall exercise the powers of the President during that officer's absence or inability to act. For purposes of this Section 11, Executive Vice Presidents shall rank senior to Senior Vice Presidents, who shall rank senior to Vice Presidents, who shall rank senior to Assistant Vice Presidents. In the event that more than one individual is appointed to a particular Vice President rank, seniority among such individuals shall be determined by the Board of the Board of Directors or, if no such determination has been made by the Board of Directors, by each such officer's date of appointment to such rank.

Section 12. Treasurer. The Treasurer shall have custody of all funds and securities belonging to the Corporation and shall receive, deposit or disburse the same under the direction of the Board of Directors. The Treasurer shall keep full and accurate accounts of the finances of the Corporation and shall cause a true statement of the assets and liabilities of the Corporation as of the close of each fiscal year and of the results of its operations and of changes in surplus, all in reasonable detail, to be made and filed at the principal office of the Corporation within three months after the end of the fiscal year. The statement shall be available for inspection by any stockholder for a period of ten years, and the Treasurer shall mail or otherwise deliver a copy of the latest statement to any stockholder upon written request. The Treasurer shall in general perform all duties incident to the office and such other duties as may be assigned from time to time by the Chairman of the Board or the Board of Directors.

Section 13. Assistant Treasurers. The Assistant Treasurers, if such officers are appointed, shall have such powers and perform such duties as may be assigned by the Treasurer, the Chairman of the Board or the Board of Directors. The senior Assistant Treasurer who is present and able to act shall exercise the powers of the Treasurer during that officer's absence or inability to act. For purposes of this Section 13, seniority among such individuals shall be determined by the Treasurer, the Chairman of the Board or the Board of Directors or, if no such determination has been made by the Treasurer, the Chairman of the Board or the Board of Directors, by each such officer's date of appointment as an Assistant Treasurer.

Section 14.   Controller.   The Controller shall have charge of the accounting affairs of the Corporation and shall have such other powers and perform such other duties as the Chairman of the Board or the Board of Directors shall designate.

Section 15.   Assistant Controllers.   The Assistant Controllers, if such officers are appointed, shall have such powers and perform such duties as may be assigned by the Controller, the Chairman of the Board or the Board of Directors. The senior Assistant Controller who is present and able to act shall exercise the powers of the Controller during that officer's absence or inability to act. For purposes of this Section 15, seniority among such individuals shall be determined by the Controller, the Chairman of the Board or the Board of Directors or, if no such determination has been made by the Controller, the Chairman of the Board or the Board of Directors, by each such officer's date of appointment as an Assistant Controller.

Section 16.   Secretary.   The Secretary shall keep accurate records of the acts and proceedings of all meetings of stockholders and of the Board of Directors and shall give all notices required by law and by these bylaws. The Secretary shall have general charge of the corporate books and records and of the corporate seal and shall affix the corporate seal to any lawfully executed instrument requiring it. The Secretary shall have general charge of the stock transfer books of the Corporation and shall keep at the principal office of the Corporation a record of stockholders, showing the name and address of each stockholder and the number and class of the shares held by each. The Secretary shall sign such instruments as may require the signature of the Secretary, and in general shall perform the duties incident to the office of Secretary and such other duties as may be assigned from time to time by the Chairman of the Board.

Section 17.   Assistant Secretaries.   The Assistant Secretaries, if such officers are appointed, shall have such powers and perform such duties as may be assigned by the Secretary, the Chairman of the Board or the Board of Directors. The senior Assistant Secretary who is present and able to act shall exercise the powers of the Secretary during that officer's absence or inability to act. For purposes of this Section 17, seniority among such individuals shall be determined by the Secretary, the Chairman of the Board or the Board of Directors or, if no such determination has been made by the Secretary, the Chairman of the Board or the Board of Directors, by each such officer's date of appointment as an Assistant Secretary.

Section 18.   Voting Upon Stocks.   Unless otherwise ordered by the Board of Directors, the Chairman of the Board shall have full power and authority on behalf of the Corporation to attend, act and vote at meetings of the stockholders of any Corporation in which this Corporation may hold stock, and at such meetings shall possess and may exercise any and all rights and powers incident to the ownership of such stock and which, as the owner, the Corporation might have possessed and exercised, if present. The Board of Directors may, by resolution, from time to time confer such power and authority upon any other person or persons.

ARTICLE VII

Capital Stock

Sectionl. Certificates. Certificates for shares of the capital stock of the Corporation shall be in such form not inconsistent with the certificate of incorporation of the Corporation as shall be approved by the Board of Directors. The certificates shall be consecutively numbered or otherwise identified. The name and address of the persons to whom they are issued, with the number of shares and date of issue, shall be entered on the stock transfer records of the Corporation. Each certificate shall be signed by the Chairman of the Board and by the Secretary or Assistant Secretary; provided, that where a certificate is signed by a transfer agent or assistant transfer agent of the Corporation, the signatures of such officers of the Corporation upon the certificate may be by facsimile, engraved or printed. Each certificate shall be sealed with the seal of the Corporation or a facsimile thereof.

Section 2. Transfer of Shares. Transfer of shares shall be made on the stock transfer books of the Corporation only upon surrender of the certificate for the shares sought to be transferred by the record holder or by a duly authorized agent, transferee or legal representative. All certificates surrendered for transfer shall be canceled before new certificates for the transferred shares shall be issued.

Section 3. Restrictions on Transfer of Shares. Shares of capital stock of the Corporation shall not be transferred except as provided under the terms of any agreements among the holders of such shares. Each stock certificate issued by the Corporation representing shares of its common or preferred stock shall bear an appropriate reference to the above-mentioned restriction.

Section 4. Transfer Agent and Registrar. The Board of Directors may appoint one or more transfer agents and one or more registrars of transfers and may require all stock certificates to be signed or countersigned by the transfer agent and registered by the registrar of transfers.

Section 5. Regulations. The Board of Directors shall have power and authority to make rules and regulations as it may deem expedient concerning the issue, transfer and registration of certificates for shares of capital stock of the Corporation.

Section 6. Lost Certificates. The Board of Directors may authorize the issuance of a new certificate in place of a certificate claimed to have been lost or destroyed, upon receipt of an affidavit from the person explaining the loss or destruction. When authorizing issuance of a new certificate, the Board of Directors may require the claimant to give the Corporation a bond in a sum as it may direct to indemnify the Corporation against loss from any claim with respect to the certificate claimed to have been lost or destroyed; or the Board of Directors may, by resolution reciting that the circumstances justify such action, authorize the issuance of the new certificate without requiring a bond.

ARTICLE VIII
Indemnification of Directors and Officers

Section 1.   Third Party Proceedings. The Corporation shall indemnify each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that the person is or was a director, officer or employee of the Corporation or is or was serving at the request of the Corporation as a director, partner, manager, officer, employee or agent of another entity, including service with respect to employee benefit plans, whether or not the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection with such Proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal Proceeding, had no reasonable cause to believe the person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the person involved in such Proceeding did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to a criminal Proceeding, had reasonable cause to believe that the person's conduct was unlawful.

Section 2.   Corporation Proceedings.   The Corporation shall indemnify each person who was or is made a party to or is threatened to be made a party to or is otherwise involved in any Proceeding brought by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, manager, officer, employee or agent of another entity against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by the person in connection with the defense or settlement of such Proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Corporation; provided, however that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the District or Superior Court of North Carolina or the court in which such Proceeding was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the ease, such person is fairly and reasonably entitled to indemnity for such expenses which the District or Superior Court of North Carolina or such other court shall deem proper.

Section 3.   Successful Defense.   To the extent that any present or former director, officer or other person to whom indemnification has been granted by this Article VIII has been successful on the merits or otherwise in defense of any Proceeding referred to in Section 1 or Section 2 of this Article VIII, or in defense of any claim, issue or matter therein, such person shall be indemnified against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes or penalties and amounts paid in settlement) actually and reasonably incurred by such person in connection therewith.

Section 4.   Determination of Right to Indemnification. Any indemnification under Section 1 or Section 2 of this Article VIII (unless ordered by a court), shall be made by the Corporation only as authorized in a specific case upon a determination that indemnification of the present or former director, officer, or other person to whom indemnification has been granted by this Article VIII, is proper in the circumstances because the person has met the applicable standard of conduct set forth in Section 1 or Section 2 of this Article VIII. Such determination shall be made (1) by a majority vote of the directors who are not parties to such Proceeding, even though less than a quorum, or (2) by a committee of such disinterested directors designated by a majority vote of such disinterested directors, even though less than a quorum, or (3) if there are no disinterested directors, or if such disinterested directors so direct, by independent legal counsel in a written opinion, or (4) by the disinterested stockholders, even though less than a quorum.

Section 5.   Advancement of Expenses.   Expenses (including attorneys' fees) incurred by a director or officer in defending any Proceeding shall be paid by the Corporation in advance of the final disposition of such Proceeding upon receipt of a written undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VIII. Such expenses (including attorneys' fees) incurred by former directors and officers shall be so paid by the Corporation within thirty (30) days of its receipt of a written request for such advancement, accompanied by a copy of all invoices, statements and receipts evidencing the expenses for which advancement is being sought.

Section 6.   Non-Exclusivity of Rights.   The rights to indemnification and advancement of expenses conferred in this Article VIII shall not be exclusive of any other rights which any person may have or hereafter acquire under the General Corporation Law of Delaware, the certificate of incorporation, or these bylaws or by agreement, by vote of the disinterested stockholders or disinterested directors or otherwise.

Section 7.   Insurance.   The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another entity against any expense, liability or loss whether or not the Corporation would have the power to indemnify such director, officer, employee or agent against any such expense, liability or loss under these bylaws.

Section 8.   Survival of Rights.   The indemnification and advancement of expenses provided by, or granted pursuant to this Article VIII shall, unless otherwise provided when authorized or ratified by vote of the disinterested stockholders or disinterested directors, continue as to a person who has ceased to be a director, officer, employee or agent of the Corporation and shall inure to the benefit of the heirs, executors and administrators of such person.

Section 9.   Indemnification of Agents.   The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to advancement of expenses to any agent of the Corporation to the fullest extent permitted by the provisions of this Article VIII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 10. Future Legislation. If the General Corporation Law of North Carolina is amended to authorize corporate action providing additional or broader indemnification to directors or officers, these bylaws shall automatically provide such additional or broader indemnification to its directors and officers to the fullest extent permitted by the General Corporation Law of North Carolina, as so amended.

ARTICLE IX
General Provisions

Section 1. Dividends. The Board of Directors may from time to time declare, and the Corporation may pay, dividends out of its earned surplus on its outstanding shares in the manner and upon the terms and conditions provided by law.

Section 2. Seal. The seal of the Corporation shall have inscribed thereon the name of the Corporation, "North Carolina" around the perimeter and the words "Corporate Seal" in the center.

Section 3. Waiver of Notice. Whenever notice is required to be given to a stockholder, director or other person under the provisions of these bylaws, the certificate of incorporation of the Corporation or by applicable law, a waiver in writing signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time stated in such notice, shall be equivalent to giving such notice.

Section 4. Depositories and Checks. All funds of the Corporation shall be deposited in the name of the Corporation in such bank, banks, or other financial institutions as the Board of Directors may from time to time designate and shall be drawn out on checks, drafts or other orders signed on behalf of the Corporation by such person or persons as the Board of Directors may from time to time designate.

Section 5. Bond. The Board of Directors may by resolution require any or all officers, agents and employees of the Corporation to give bond to the Corporation, with sufficient sureties, conditioned on the faithful performance of the duties of their respective offices or positions, and to comply with such other conditions as may from time to time be required by the Board.

Section 6. Loans. No loans shall be contracted on behalf of the Corporation and no evidence of indebtedness shall be issued in its name unless authorized by a resolution of the Board of Directors. Such authority may be general or confined to specific instances.

Section 7. Taxable Year. The taxable year of the Corporation shall be the period ending on December 31 of each year or such other period as the Board of Directors shall from time to time determine.

Section 8.   Amendments.   These bylaws may be altered, amended or repealed or new bylaws may be adopted by a majority of fifty one percent (51%) of the stockholders at any regular meeting of the stockholders or any special meeting of the stockholders if notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such special meeting.

Section 9.   Stockholders' Agreement.   In the event of a conflict between these bylaws and a valid stockholders' agreement, the stockholders' agreement shall control.

THIS IS TO CERTIFY that the above bylaws ofKoolbridge Solar, Inc. were duly adopted by the Board of Directors of the Corporation by action taken by unanimous written consent effective the 26th day of July, 2013.

This 26th day of July, 2013.

J. Phillips L. Johnston, Secretary

[Corporate Seal]

